

Mail Stop 3720

December 30, 2008

Kevin Miller
Chief Financial Officer
RCM Technologies, Inc.
2500 McClellan Avenue Suite 350
Pennsauken, New Jersey 08109-6143

      Re: RCM Technologies
             Form 10-K for the Fiscal Year Ended December 29, 2007
             Filed March 20, 2008
             Form 10-Q for the quarterly period ended September 27, 2008
             Filed November 13, 2008
             File No. 1-10245

Dear Mr. Miller:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 27, 2008

Critical Accounting Policies, page 28

1. We refer to the critical accounting policy disclosed on page 29 regarding goodwill. We note that goodwill represents 39% of your total assets as of September 27, 2008. We also note that revenues have decreased mainly because of a weakening of the general economy and the loss of an engineering client. Tell us how you considered these facts in the cash flows projections you used to determine the fair value of your reporting unit. Tell us whether, and why, you

believe that there are significant risks and uncertainties supporting the realizability of the assumptions you used to determine the fair value of your reporting unit. If so, you should expand your critical accounting policy to provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of your goodwill balance. Please note that the underlying purpose of the MD&A is to provide investors with information that the registrant believes is necessary to an understanding of its financial condition, changes in financial condition and results of operations. It is the responsibility of management to identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the company. In this regard, you should provide the following information:

- a more detailed description of the steps that your perform to review goodwill for recoverability;
- the significant estimates and assumptions used in your discounted cash flow model to determine the fair value of your reporting units in your impairment analysis.
- information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods;
- a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Given the materiality of goodwill to your financial statements as a whole, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding management's Discussion and Analysis of Financial Condition and Results of Operations."

* * * *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director